Exhibit 99.1

VisionChina Media Inc. Announces Third Quarter 2015 Results

Conference call scheduled for 8:00 p.m. Eastern today

BEIJING, Nov. 23, 2015 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Mr. Limin Li, VisionChina Media's Chairman and Chief Executive Officer, commented, "As the leading free Wi-Fi service provider of China's urban mass transportation system, we are pleased to see the number of registered users on our Wi-Fi network grow to nearly 10 million. Looking ahead, we remain committed to providing a high quality free Wi-Fi service for the commuters, with a focus on our in-depth Big Data initiatives for China's urban mass transit system.  In November, we announced our partnership with the Chinese Academy of Sciences (CAS) to develop an integrated Big Data management platform, which allows us to analyze the user behaviors and preferences of our large user base. By combining our strong research and development capabilities with the significant resources and experience from CAS, we remain focused on continually improving our service quality and user experience, while achieving the full value of our platform. "

Mr. Stanley Wang, VisionChina Media's Chief Financial Officer, added, "Under our recently implemented cost control initiatives, our subway business for the third quarter of 2015 achieved profitable levels, which gives us the confidence to extend these successful initiatives to additional business segments and improve the margins of our bus business. As the number of registered users for our Wi-Fi service continued to grow rapidly in the third quarter of 2015, we look forward to further growing our Wi-Fi business and capitalizing on future growth opportunities."

As of the date of this press release, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 30 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 30,000 buses under the brand name "VIFI," with approximately 10 million registered users.

Third Quarter 2015 Results

VisionChina Media's total revenues were $23.2 million in the third quarter of 2015, representing a decrease of 21.6% from $29.7 million in the third quarter of 2014, and a slight increase of 0.3% from $23.2 million in the second quarter of 2015.

Total broadcasting hours in the third quarter of 2015 were 32,340 hours, compared to 37,978 hours in the third quarter of 2014 and 31,988 hours in the second quarter of 2015.

In the third quarter of 2015, the Company sold a total of 207,532 advertising minutes in its network, compared to 363,927 advertising minutes in the third quarter of 2014, and 299,204 advertising minutes in the second quarter of 2015.

The Company sold an average of 6.42 advertising minutes per broadcasting hour in the third quarter of 2015, compared to 9.58 advertising minutes per broadcasting hour in the third quarter of 2014 and 9.35 advertising minutes per broadcasting hour in the second quarter of 2015.

During the third quarter of 2015, 257 advertisers purchased advertising time on the Company's advertising network, either directly or through advertising agents, compared to 312 advertisers in the third quarter of 2014, and 245 advertisers in the second quarter of 2015.

Media cost, which is the most significant component of advertising service cost, was $15.5 million in the third quarter of 2015, a decrease of 18.1% from $18.9 million in the third quarter of 2014 and an increase of 16.1% from $13.3 million in the second quarter of 2015.The quarter-over-quarter increase was mainly due to the increased cost from non-exclusive operating contracts.

Gross profit in the third quarter of 2015 was $3.2 million, compared to $7.6 million in the third quarter of 2014 and $5.2 million in the second quarter of 2015.

Advertising service gross margin was 13.6% in the third quarter of 2015, compared to 25.4% in the third quarter of 2014 and 23.7% in the second quarter of 2015.

Selling and marketing expenses were $3.8 million in the third quarter of 2015, a decrease of 16.0% from $4.5 million in the third quarter of 2014, and an increase of 12.0% from $3.4 million in the second quarter of 2015. Selling and marketing expenses accounted for 16.6% of the Company's advertising service revenue in the third quarter of 2015, compared to 15.2% in the third quarter of 2014 and 15.2% in the second quarter of 2015.

General and administrative expenses were $2.6 million in the third quarter of 2015, a decrease of 22.3% from $3.3 million in the third quarter of 2014, and an increase of 86.6% from $1.4 million in the second quarter of 2015. The quarter-over-quarter increase was primarily due to higher bad debt allowance.

Research and development expenses were $0.4 million in the third quarter of 2015, representing costs related to the Company's Wi-Fi development activities.

Operating loss was $4.3 million in the third quarter of 2015, compared to an operating loss of $1.5 million in the third quarter of 2014, and an operating profit of $0.5 million in the second quarter of 2015.

The Company recorded net interest expense of $1.4 million in the third quarter of 2015, compared to $1.4 million in the third quarter of 2014 and $1.5 million in the second quarter of 2015.

Net loss attributable to VisionChina Media shareholders (GAAP) was $5.0 million in the third quarter of 2015, compared to a net loss attributable to VisionChina Media shareholders (GAAP) of $2.9 million in the third quarter of 2014, and a net loss attributable to VisionChina Media shareholders (GAAP) of $0.2 million in the second quarter of 2015.

Basic and diluted net loss per ADS (GAAP) were $0.98 in the third quarter of 2015.

The Company's non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, was $5.0 million in the third quarter of 2015, compared to a non-GAAP net loss of $2.8 million in the third quarter of 2014, and a non-GAAP net loss of $0.1 million in the second quarter of 2015.

As of September 30, 2015, the Company had cash and cash equivalents of $10.5 million, compared to $19.5 million as of December 31, 2014. Net cash used in operating activities was $3.3 million in the third quarter of 2015, compared to net cash provided by operating activities of $2.8 million in the second quarter of 2015.

Depreciation and amortization was $0.3 million and capital expenditures were $1.8 million in the third quarter of 2015.

Business Outlook

For the fourth quarter of 2015, the Company expects to generate advertising service revenue in the range of $16.0 million to $16.5 million.

The guidance is based on an exchange rate of RMB6.3538 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has been secured by exclusive agency agreements or joint venture contracts. If the number of cities in the Company's network expands or contracts, management's forecast could be affected.

Conference Call

VisionChina Media's management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 23, 2015 (9:00 a.m. Beijing/Hong Kong Time on November 24, 2015).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: +1-888-346-8982
Hong Kong Toll: +852-3018-4992
International Toll: +1-412-902-4272

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the "VisionChina Media call."

A replay of the conference call may be accessed by phone at the following numbers until November 30, 2015.

U.S. Toll Free: +1-877-344-7529
International Toll: +1-412-317-0088
Replay Access Code: 10076341

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media's website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2015, VisionChina Media's advertising network included approximately 97,757 digital television displays on mass transportation systems in 18 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media's consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses and contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media's liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.
Mr. Don Markley
Tel: +1-212-481-2050
E-mail: visionchina@tpg-ir.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	September 30, 2015	June 30, 2015	December 31, 2014
	(Unaudited)	(Unaudited)	(Note 1)

ASSETS
Current Assets:
Cash and cash equivalents	10,483	21,067	19,485
Restricted cash	3,735	1,314	488
Accounts receivable, net	36,819	38,056	36,927
Amounts due from related parties	1,872	1,820	2,467
Prepaid expenses and other current assets	19,487	19,544	20,157
Total current assets	72,396	81,801	79,524
Non-current Assets:
Fixed assets, net	13,924	10,414	6,471
Intangible assets	307	334	360
Investments under equity method	8,006	8,282	7,585
Other investments	2,224	3,151	3,126
Long-term prepayments and deposits	4,291	3,991	4,101
Restricted cash	315	328	1,140
Total non-current assets	29,067	26,500	22,783
TOTAL ASSETS	101,463	108,301	102,307

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	11,804	14,781	13,847
Accounts payable	11,144	8,521	6,970
Amounts due to related parties	1,105	1,324	1,177
Convertible note-maturity within one year	55,668	9,000	4,000
Derivative instrument-embedded conversion option	3,215	3,278	3,399
Accrued expenses and other current liabilities	35,065	33,667	32,148
Total current liabilities	118,001	70,571	61,541
Non-current Liabilities:
Convertible promissory notes - maturity over one year	-	46,448	51,019
Total non-current liabilities	-	46,448	51,019
Total liabilities	118,001	117,019	112,560

Equity:
Common shares	10	10	10
Additional paid-in capital	350,735	350,693	344,083
Accumulated deficit	(408,815)	(403,809)	(395,183)
Accumulated other comprehensive income	37,740	39,898	39,580
Total VisionChina Media Inc. shareholders' equity	(20,330)	(13,208)	(11,510)
Noncontrolling interest	3,792	4,490	1,257
Total deficit	(16,538)	(8,718)	(10,253)
TOTAL LIABILITIES AND EQUITY	101,463	108,301	102,307

Note 1:  Information extracted from the audited consolidated financial statements included in the Company's 2014 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30, 2015	June 30, 2015	September 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	23,016	22,160	29,569
Other revenue	223	1,010	82
Total revenues	23,239	23,170	29,651
Cost of revenues:
Advertising service cost	(19,879)	(16,899)	(22,068)
Other cost	(182)	(1,030)	(33)
Total cost of revenues	(20,061)	(17,929)	(22,101)
Gross profit	3,178	5,241	7,550
Operating expenses:
Selling and marketing expenses	(3,782)	(3,378)	(4,504)
General and administrative expenses	(2,583)	(1,384)	(3,324)
Research and development expenses	(405)	(292)	-
Total operating expenses	(6,770)	(5,054)	(7,828)
Share of profit from equity method investees	70	308	163
Government grant	12	45	438
Impairment loss of a cost method investee	(808)	-	-
Other operating expense	-	-	(1,832)
Operating (loss)/profit	(4,318)	540	(1,509)
Interest income	44	27	100
Interest expense	(1,459)	(1,490)	(1,508)
Other expenses	(34)	454	57
Fair value change through profit and loss	63	-	-
Net loss before income taxes	(5,704)	(469)	(2,860)
Income tax	-	-	(43)
Net loss	(5,704)	(469)	(2,903)
Net loss attributable to noncontrolling interest	698	315	36
Net loss attributable to VisionChina Media Inc. shareholders	(5,006)	(154)	(2,867)

Net loss per share:
Basic	(0.05)	(0.00)	(0.03)
Diluted	(0.05)	(0.00)	(0.03)

Net loss per ADS (1):
Basic	(0.98)	(0.03)	(0.56)
Diluted	(0.98)	(0.03)	(0.56)

Weighted average number of shares used in computation of net loss per share:
Basic	102,121,144	102,121,144	101,572,004
Diluted	102,121,144	102,121,144	101,572,004

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,106,057	5,106,057	5,078,600
Diluted	5,106,057	5,106,057	5,078,600

Share-based compensation expenses during the related periods included in:
Cost of revenues	(10)	(11)	(5)
Selling and marketing expenses	(1)	(1)	(2)
General and administrative expenses	(31)	(31)	(42)
Total	(42)	(43)	(49)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(5,006)	(154)	(2,867)
Add back share-based compensation expenses	42	43	49
Add back contingent loss in connection with a litigation	-	-	-
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(4,964)	(111)	(2,818)

Note 1: ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to common shares ("Shares") from 1:1 to 1:20
("Ratio Change"), effective as of December 12, 2012.